Filed by AmSouth Bancorporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: AmSouth Bancorporation
Commission File No.: 1-7476

The following is an email sent to certain AmSouth Bancorporation associates on September 13, 2006.

From: AmSouth Proxy Voting [mailto:webmaster@proxyvotenow.com]

Subject: Important Information Regarding Voting Your AmSouth Shares

Dear AmSouth Shareholder:

Recently you were sent the proxy materials for the important Special Meeting of AmSouth Bancorporation shareholders to be held on October 3, 2006, in connection with the proposed merger of AmSouth and Regions Financial Corporation. Our most recent records indicate that you have not yet voted.

Please vote today by following the simple instructions below.

I. View Special Meeting Materials

To view the Proxy Statement, please go to the web site:

Proxy Statement

<http://aso.client.shareholder.com/downloads/REGIONSFINANCIAS4A.pdf>

II. Control Number

To access and vote your proxy card, you will need to enter your control number below.

*XXX*

III. Vote your Proxy

To vote your proxy over the Internet, go to the web site:

https://www.proxyvotenow.com/aso

Thank you for participating in AmSouth’s Special Meeting. Remember, your vote counts!

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 750-9498.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial has filed a registration statement, which includes a joint proxy statement/prospectus which was sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s Web site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.